Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 12, 2003

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

                This Report on Form 6-K contains the following:-

1.                                       Press release dated October 22, 2003 entitled “ORACLE AND VODAFONE MOBILISE THE ENTERPRISE WORKFORCE”

2.                                       Press release dated October 28, 2003 entitled “THQ WIRELESS PARTNERS WITH VODAFONE TO DELIVER “THE SIMPSONS” BRANDED MOBILE CONTENT”

3.                                       Press release dated October 29, 2003 entitled “VODAFONE ANNOUNCES NEW CONTENT FOR ENABLING COMMUNICATION WITH DEAF & HARD OF HEARING PEOPLE”

4.                                       Press Release dated October 29, 2003 entitled “FIRST ANNIVERSARY FOR VODAFONE LIVE!”

5.                                       Press release dated November 3, 2003 entitled “VODAFONE ADDS SINGAPORE’S M1 TO PARTNER NETWORK COMMUNITY”

6.                                       Press release dated November 3, 2003 entitled “BLACKBERRY® FROM VODAFONE — WITH CUSTOMISED USER INTERFACE”

7.                                       Press release dated November 12, 2003 entitled “VODAFONE LIVE! LAUNCHES IN SWITZERLAND”

8.                                       Press release dated November 24, 2003 entitled “PROXIMUS TO OFFER VODAFONE SERVICES — INCLUDING VODAFONE LIVE!”

9.                                       Stock Exchange Announcement dated November 17, 2003

10.                                 Stock Exchange Announcement dated November 19, 2003

11.                                 Stock Exchange Announcement dated November 24, 2003

12.                                 Stock Exchange Announcement dated December 2, 2003

13.                                 Stock Exchange Announcement dated December 3, 2003

14.                                 Stock Exchange Announcement dated December 4, 2003

For Immediate Release

Contacts:	Steve Walker Oracle Corporation + 44 (0) 118 924 0779 steve.walker@oracle.com Cairbre Sugrue Weber Shandwick +44 20 7067 0503 csugrue@webershandwick.com

Tim Brown, Group Corporate Affairs
Director
Tel:  +44 (0) 1635 673310

Investor Relations
Melissa Stimpson
Darren Jones
Tel:  +44 (0) 1635 673310

Media Relations
Jon Earl
Janine Young
Emma Conlon
Tel:  +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges
Justin Griffiths
Tel:  +44 (0) 20 7920 3150

Oracle And Vodafone Mobilise The Enterprise Workforce

ORACLEWORLD, PARIS, 22 October 2003 — Oracle Corp. (NASDAQ: ORCL) and Vodafone today announced a joint initiative to offer enterprise customers integrated mobility solutions based on Oracle® 10g and Vodafone Network Services.  The initiative covers joint development work, marketing efforts and an intention to launch further products.   The two companies will enable customers to offer field workers, such as sales staff or service engineers, mobile access to key business systems.

Oracle and Vodafone plan to jointly market and support these capabilities to enterprise customers to enable mobile access to business applications and data. Currently, pilot customers in health care, government, utilities and media industries are performing final trials before general availability, currently planned for November 2003.

Scottish Water plans to use the joint offering to connect the company’s call centres directly with its field engineers across Scotland to allow on-the-spot scheduling of service calls through Oracle TeleServices and Oracle Field Service applications.  A number of enterprises including Equity Technology (Sweden), ID Systeme (Germany), Franhofer and Damstadt Echo (Germany) have also signed up for the Oracle 10g wireless proposition with Vodafone.

“Increasing productivity through mobilising software applications is one of the key growth opportunities for Vodafone,” said Peter Bamford, Group Marketing Officer at Vodafone Group.  “We are pleased to be working with Oracle as one of our partners in addressing this opportunity.  Oracle has a strong mobile technology foundation and extensive portfolio of applications that enable mobile access to back end systems.  With this joint proposition we have been able to reduce complexity, with an end-to-end solution based on open standards.”

“Mobile workforces equipped with real-time access to relevant company information can do their jobs more efficiently and effectively, offering better customer service,” he continued.  “This improves business profitability and customer loyalty, which are important goals in today’s competitive marketplace.  Vodafone will be promoting this as part of its enterprise business proposition.”

As well as providing the mobile-enabling middleware, Oracle has also provided mobile access to Oracle Collaboration Suite, with tools such as e-mail, calendar, voicemail, faxes and files; as well as key aspects of the Oracle E-Business Suite and its integrated set of business applications.

“Mobility is becoming critical for the enterprise market,” said Sergio Giacoletto, executive vice president, Oracle EMEA.  “The workforce is becoming increasingly mobile and, to remain productive, employees need instant access to relevant, accurate and up-to-date corporate information.  Working with Vodafone, we can provide this as a global proposition, starting today with functions already available.”

Vodafone’s Network Services and the Oracle 10g product family will also enable developers easily and quickly to create and extend current and future Oracle-based applications to be accessible by mobile devices.  Vodafone Network Services application programming interfaces (APIs) are embedded into Oracle 10g Application Server.  Oracle and Vodafone also offer a support programme for developers, providing white papers, toolkits and e-mail support.

“Oracle sees great value in the growing alliance with Vodafone,” said Jacob Christfort, vice president and chief technology officer for Oracle’s Mobile Products & Services Division. “Oracle has already developed specific SMS, LBS, and MMS drivers to Vodafone’s API gateways within Oracle9i Application Server Wireless.  This means that all applications that run on the Oracle Application Server, including Oracle E-Business Suite, Oracle Collaboration Suite and bespoke applications, will come pre-enabled for Vodafone’s Network Services.  This reduces the complexity of deploying mobile enterprise applications and can dramatically reduce the cost and time for enterprises to implement mobile access to back-end systems.”

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications. Vodafone has equity interests in 26 countries and Partner Networks in a further nine countries, serving over 120 million proportionate customers. Vodafone is a truly global organisation, recognised worldwide for its quality of service and product innovation.

About Oracle Corporation

Oracle is the world’s largest enterprise software company. For more information about Oracle, visit our Web site at http://www.oracle.com.

# # #

Trademark

Oracle is a registered trademark of Oracle Corporation and/or its affiliates. Other names may be trademarks of their respective owners.

Notes to Editors

Details of mobilised software capabilities:

Oracle Collaboration Suite:

•                  As part of the initiative, Oracle and Vodafone can offer reduced costs and improved functions for email and calendar, both for companies with their own e-mail systems and smaller businesses that use shared services.  The offering is a fixed-price, financed, programme providing proven cost reduction on standard office tools.  Oracle and Vodafone will offer enterprises mobile access to e-mail, calendar and files, which can be accessed through web browsers on a variety of devices, from a standard PC, through a handheld computer to a smartphone.

Oracle E-Business Suite

•                  The wireless capability in Oracle Application Server 10g enables mobile access to the Oracle E-Business Suite of applications. Examples are:  offering alerts when financial sub-accounts move out-of-range; and using a quick parts look-up service works from any location by interrogating the main company application.  Mobile devices can access key parts of the Oracle E-Business Suite, such as Mobile Field Service and iProcurement, as well.

The most exciting offering is to large and small businesses alike:

•                  Any employee who needs access to information, or who supplies information to the company while on the road, can have simple access to business applications, bypassing the traditional complexities of username, password and learning curve.  By using simple SMS, the employee can ask a question (for example, “How much is in stock?,” or “I need to order 7 units of this part.”).  By directing the SMS to a pre-defined 5-digit telephone number (the same number in any country in the world), Vodafone and Oracle will return an SMS to the employee in 30 seconds with the appropriate response (in stock, out of stock, the price, etc.).

•                  If an employee is mobile and needs to make a choice, process a transaction or find where someone is located, Vodafone and Oracle can display a small, relevant field, even on the simplest mobile handset, displaying alternatives and enabling choice through a ‘click’ on a WAP screen.  This service works on all Oracle applications, as well as the applications of any vendor on the market.

Businesses wanting access to these benefits will need to sign a commercial data communications contract with Vodafone.

28 October 2003

THQ WIRELESS PARTNERS WITH VODAFONE TO DELIVER

“THE SIMPSONS” BRANDED MOBILE CONTENT

THQ Inc. (NASDAQ: THQI) and Vodafone today announce an agreement for the distribution of Twentieth Century Fox’s ‘The Simpsons’ branded mobile content exclusively to Vodafone customers throughout Europe, Australia and New Zealand.  The first content scheduled for release under this agreement, including ringtones, animated picture messages, wallpapers and screen savers, will be available from November, followed by games.

“I am delighted that we are able to launch The Simpsons on a global basis with Vodafone.  This is one of the most exciting launches in mobile entertainment to date.” said Adam Comiskey, General Manager, EMEA at THQ Wireless. “Our decision to launch this range of content, first, with Vodafone reflects on their ability to access a worldwide customer base. The Simpsons is set to become a leading favourite in mobile entertainment”

“The Simpsons, with its world-wide audience, is an important element of our global entertainment strategy,” said Guy Laurence, Global Marketing Director Product and Content Services at Vodafone.  “Vodafone will be first to market with the range of mobile entertainment content in Europe and Australiasia, giving our customers the first opportunity to enjoy the antics of The Simpsons through their mobile phones as well as on the television show.”

“The Simpsons is a unique property given the breadth of its global audience and on-air longevity.  On the other hand, the potential for mobile entertainment is revolutionary given the vast audiences that can be reached in a personalized and continual way,” said Peter Byrne, Executive Vice President of Licensing and Merchandising at Fox.  “The

-more-

mobile entertainment category is a natural fit for our global brand strategy for The Simpsons and we are excited about the opportunity to reach and entertain fans of the show. We look forward to rolling out the content with Vodafone.”

“The launch of The Simpsons will set a new standard for product-development collaboration and content quality for the mobile space,” said Jim Beddows, Vice President of Wireless Entertainment at Fox.  “The intent of the service is to have an ongoing publishing strategy that is story and character driven to provide excitement and anticipation to the fans. “

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For more information:

Vodafone Group

THQ

Tim Brown, Group Corporate Affairs Director	Liz Pieri

Tel:  +44 (0) 1635 673310

Media Relations

Tel: +1 818 871 5061

Investor Relations

Melissa Stimpson

Julie MacMedan

Darren Jones

Investor Relations

Tel:  +44 (0) 1635 673310

Tel: +1 818 871 5095

Media Relations	Jeff Klein/Sara Jaine Davis
Jon Earl	Bender/ Helper Impact
Janine Young	Tel: +1 212 689 6360
Emma Conlon

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges/ Justin Griffiths
Tel:  +44 (0) 20 7920 3150

About Fox

A recognized industry leader, Twentieth Century Fox Licensing and Merchandising licenses and markets properties worldwide on behalf of Twentieth Century Fox Film Corporation, Twentieth Television and Fox Broadcasting Company, as well as third party lines. The division is aligned with Twentieth Century Fox Television, the top supplier of primetime entertainment programming to the broadcast networks.

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications.  Vodafone has equity interests in 26 countries and Partner Networks in a further 9 countries, serving over 120 million proportionate customers.

Vodafone is recognised worldwide for its quality of service and product innovation.  Vodafone’s latest global service offering, Vodafone live! opens up a world of mobile colour communication, bringing news, information, e-mail, chat, location-based services, games and shopping to customers’ mobile devices.  Vodafone live! is available in 14 countries globally.

About THQ Wireless

THQ Wireless is a world-leading publisher and distributor of games for mobile phones with a current catalogue of more than fifty titles.  The company is a subsidiary of THQ Inc.  (NASDAQ: THQI).  Further information at www.thqwireless.com (http://www.thqwireless.com)

For more information about The Simpsons branded wireless content and the rest of the THQ Wireless product portfolio, please visit www.thqwireless.com.

About THQ

THQ Inc. is a leading, worldwide developer and publisher of interactive entertainment software for a variety of hardware platforms including those manufactured by Sony Computer Entertainment America Inc., Nintendo and Microsoft as well as PC CD-ROM and wireless devices.  The THQ web site is located at www.thq.com.  THQ is a registered trademark of THQ Inc.

This press release contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections about THQ’s business based, in part, on assumptions made by its management.  These statements are not guarantees of THQ’s future performance or the performance of THQ Wireless games, and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including, but not limited to, those described above and the following: changes in demand for THQ’s products, including THQ Wireless games, the timing of customer orders and deliveries, the impact of competitive products and pricing and difficulties encountered in the integration of acquired businesses.  In addition, such statements could be affected by growth rates and market conditions relating to the interactive software industry and general domestic and international economic conditions.  Specific information concerning these and other such factors is contained in THQ’s March 31, 2003 Form 10-KT filed with the Securities and Exchange Commission.  A copy of this filing may be obtained by contacting THQ or the SEC.  The forward-looking statements contained herein speak only as of the date on which they are made, and THQ does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release.

#  #  #

2003/032

29th October 2003

VODAFONE ANNOUNCES NEW CONTENT FOR ENABLING COMMUNICATION

WITH DEAF & HARD OF HEARING PEOPLE

Vodafone UK this week announced the launch of the Communications Support Directory via its popular Find & Seek service.  The directory has been designed with deaf and hard of hearing customers in mind, but is also essential for hearing customers with colleagues, friends or family who are deaf or hard of hearing.  The launch took place at the UK Council on Deafness Media Seminar, in London’s Britannia Conference Centre.

The new service is available to all Vodafone customers with WAP (Wireless Application Protocol) handset capability including the popular Vodafone live!  Customers can now access local information and contact details for local BSL (British Sign Language) interpreters, lip-speakers, speech-to-text reporters, communication support workers and deaf-blind interpreters.  The service is especially relevant to Vodafone business and corporate customers in a year when BSL has been recognised as an official language of the UK.

The news comes as Vodafone UK and the UK Council on Deafness continue to celebrate their partnership, launched in August 2002, which aims to open up the world of mobile phones to deaf and hard of hearing people.  The partnership recognises the importance of communication for this section of the community.  Services like text messaging and a vibrating alert feature for incoming calls are recognised as important for the estimated 8.7 million people in the UK who are deaf or hard of hearing.

“Until today, the Communications Support Directory was only available in printed form, or on the Internet” commented Jonathan Isaac, Director of UK Council on Deafness. “Vodafone’s service not only makes it more widely available, but also has the benefit of allowing users to search by location. UK Council on Deafness will continue to work with Vodafone UK to create mobile information and communications services that are accessible, useful and affordable for customers who are deaf and hard of hearing.”

•                  Ends -

For further information contact

Vodafone UK Public Relations

Ally Stevens or Ben Taylor

Telephone: 07000 500100

Fax: 01635 234543

press.office@vodafone.com

or disability.access@vodafone.co.uk

Notes to Editors

•                  The Communications Support Directory can be located via WAP & Vodafone live! menu.  Click on Travel, Find and Seek, Fast Find and More.

Vodafone UK

Vodafone UK has 13 million customers, the largest share of the corporate mobile communications market and is part of the world’s largest mobile community. The Newbury-based company offers a wide range of mobile voice and data communications.  The Vodafone UK network covers 99% of the population and transmits over 12 million text messages every day.  Vodafone UK was the world’s first mobile operator to introduce international roaming, and currently offers its customers roaming on 355 networks in 150 countries.

In May 2003, Vodafone UK was ranked top for customer satisfaction for the second time in the UK’s pre-pay mobile phone sector in a survey by JD Power and Associates.  In the Oftel Mobile Network Operators Call Success Rate Survey for April to September 2002, a national call completion rate of 98.3% gave Vodafone the highest number of successfully completed calls and lowest number of dropped calls of all four networks.

The UK Council on Deafness

UK Council on Deafness is the national umbrella body for organisations working with deaf and hard of hearing people. Amongst the 80 Member Organisations are household names such as the British Deaf Association, the National Deaf Children’s Society, RNID and Sense along with other specialist national organisations and the many local and regional deaf groups across the UK.

The role of the Council is to co-ordinate collaborative work between member organisations and provide information and support. In May 2003 the Council co-ordinated the first national Deaf Awareness Week to cover the full spectrum of deafness. The highly successful campaign, under slogan Look At Me attracted widespread media interest and was actively supported by over 200 organisations. For contact details and further details of the work of UK Council on Deafness and all the member organisations visit www.deafcouncil.org.uk.

29 October 2003

FIRST ANNIVERSARY FOR VODAFONE LIVE!

Vodafone Group Plc (“Vodafone”) today announces that one year after the ground breaking Vodafone live! was launched, the service now has over three million customers.  Launching in eight countries on 24 October 2002, Vodafone live! enabled customers for the first time to access a range of easy to use services including picture messaging, game and polyphonic ringtone downloads and a wide range of world leading branded infotainment, all accessed through an icon based, colour menu on integrated camera phones.

Vodafone has continued the rollout of Vodafone live! with a further five countries launching the service since the beginning of 2003.  In Europe, Vodafone Germany now has over 1 million Vodafone live! customers, with over 710,000 in the UK and more than 430,000 in Italy.

Vodafone live! is now entering a new phase of its development, with Vodafone beginning to roll out the service under licence across its non-controlled markets.  Today, SFR will commercially launch Vodafone live! in France as part of a wider co-operation with Vodafone on products and services, and Swisscom Mobile is scheduled to launch its version of the service later this year.

Customers, in the 13 countries where Vodafone live! has launched, can access world leading exclusive content from the world’s leading entertainment brands including UEFA Champions League, Tomb Raider, Sony Pictures, The Simpsons and Ferrari.  As a measure of this progress, between October 2002 and July 2003, Vodafone live! customers downloaded in excess of three million games and over ten million polyphonic ringtones.

The continued success of Vodafone live! has been recognised with a number of industry awards including Best Consumer Wireless Application or Service at the GSM Association Awards, and, most recently Best New Service at the World Communications Awards and Best Network Service at the Mobile Choice Consumer Awards.

Arun Sarin, Chief Executive of Vodafone, said: “The launch of Vodafone live! has been the most successful launch of a new service in the history of this company. Vodafone live! is illustrative of the differentiation that Vodafone has created in the marketplace and has had a crucial impact on our competitive positioning. The service has been widely recognised in the industry as a way to increase consumer consumption of data services by removing significant barriers through its easy to use applications.  Looking ahead, Vodafone will continue to delight its customers by delivering the highest quality range of differentiated content and services.”

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

TEL:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

TEL:  +44 (0) 1635 673310

Media Relations

Jon Earl

Janine Young

Emma Conlon

TEL:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

3 November 2003

VODAFONE ADDS SINGAPORE’S M1 TO PARTNER NETWORK COMMUNITY

Vodafone and Mobile One (“M1”) today announce the signing of a new Partner Network Agreement, making M1 Vodafone’s exclusive Partner in Singapore, and its first Partner in the Asia-Pacific region.

The mutually beneficial partnership brings together two well-recognised brands; Vodafone is the world’s largest mobile community and M1 is Singapore’s leading mobile operator. Under the terms of the agreement, both companies will co-operate in developing and offering products and services to international travellers and domestic customers.

As a Partner Network, M1 will offer Vodafone and its partners’ customers seamless access to Vodafone’s international mobile services while travelling in Singapore. M1 customers will enjoy the benefits of Vodafone’s roaming services across its global footprint.

Peter Bamford, Chief Marketing Officer, Vodafone said: “Our tie-up with M1 is another step towards bringing our customers the key benefits of the Vodafone brand and services in the Asia-Pacific region. It is also illustrative of Vodafone leveraging its global scale and scope to strengthen Vodafone’s international brand profile, creating new sources of revenue for both parties and adding synergy to Vodafone’s growing Partner Network community.”

“We are very excited about the potential of this partnership with Vodafone and the many benefits it will bring. M1 customers will have access to an even more comprehensive range of products and services when they travel overseas in the many countries covered by the Vodafone footprint.” said Neil Montefiore, Chief Executive Officer, M1.

Following today’s announcement, Vodafone’s portfolio of global services, supported by its global brand, will be available in ten Partner Network countries: Austria, Croatia, Denmark, Estonia, Finland, Iceland, Kuwait, Lithuania, Singapore and Slovenia.

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Jon Earl

Janine Young

Emma Conlon

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications.  Vodafone has equity interests in 26 countries and Partner Networks in a further 10 countries, with a proportionate customer base of over 122 million.

About M1

M1, Singapore’s most exciting and innovative mobile and IDD service provider, was launched in April 1997. Since then, it has made significant inroads into the local mobile communications market, gaining considerable brand presence and market share. M1 aims to be the leader in personal voice and data communications, focusing on value, quality and customer service. More information on M1 is available at www.m1.com.sg

3 November 2003

BLACKBERRY® FROM VODAFONE — WITH CUSTOMISED USER INTERFACE

Vodafone today announces the launch of its global BlackBerry from Vodafone offering.  The first product is the tri-band BlackBerry 7230 Wireless Handheld™- incorporating a new, customised, Vodafone branded, icon-driven menu delivering the same ease of use as Vodafone live!.

BlackBerry is a leading wireless communications platform for mobile professionals.  BlackBerry comprises advanced wireless handhelds, software and services.  The BlackBerry handhelds deliver phone, email, SMS, browser and organiser functions in a single mobile device.

Vodafone will be offering both the BlackBerry Enterprise solution for business customers with corporate email infrastructure, or BlackBerry for small firms/individuals who either do not have a corporate email infrastructure and use Internet Service Provider* email or those who wish to access multiple email ** accounts from a single mobile device.

The BlackBerry push architecture means email is delivered direct to the handheld mobile device and customers receive emails automatically.  Customers can also read and forward email attachments from their BlackBerry device (including Microsoft Word, Excel, PowerPoint and Adobe Acrobat).

BlackBerry from Vodafone for enterprise customers is available this month in France, Germany, Italy, Spain, the Netherlands and the UK, with BlackBerry for individual customers becoming available in December.

Peter Bamford, Chief Marketing Officer at Vodafone, said: “A key part of our strategy is the provision of easy to use services that meet the needs of our customers.   We have worked closely with Research In Motion to deliver this customised BlackBerry solution to ensure that our customers have a seamless, consistent Vodafone experience across a range of devices and service offerings.”

Jim Balsillie, Chairman and Co-CEO of Research In Motion, the developer and manufacturer of BlackBerry said: “We are extremely pleased to expand our working relationship with Vodafone into new markets.  The combination of RIM’s push-based BlackBerry wireless platform with Vodafone’s network expertise provides a powerful productivity solution to business users — both enterprise and individual customers alike.”

More information can be found at http://www.vodafone.com/office.

- ends -

Notes to Editors:-

* Internet Service Provider email includes popular services such as MSN Hotmail, Yahoo, AOL and Freeserve.

** Customers can access up to a maximum of 10 email accounts.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited.

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Jon Earl

Janine Young

Emma Conlon

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

12 November 2003

VODAFONE LIVE! LAUNCHES IN SWITZERLAND

Vodafone announces that its Swiss associate, Swisscom Mobile, will launch Vodafone live! tomorrow.

The launch represents the second Vodafone associate to offer Vodafone live! to its customers under licence from Vodafone.  SFR, Vodafone’s French associate, recently launched Vodafone live! on 29 October 2003.  Vodafone live! is now available in 15 countries globally and has attracted over 3 million customers since its European launch in October 2002.

Vodafone live! customers can take and send picture messages, download games and polyphonic ringtones and access leading branded entertainment, all through a colour, easy to use, icon driven menu on the latest camera phones.  Vodafone live!, as the leading mobile consumer service, is continually updated with the best in mobile entertainment and mobile services.  For instance, customers can download games such as the latest Tomb Raider title “The Osiris Codex” and get the latest action from the UEFA Championship League.  New handsets, such as the Sharp GX20, take picture messaging to a new level with its enhanced picture quality as well as enabling video capture and playback.

The launch of Vodafone live! from Swisscom Mobile reinforces Swisscom Mobile’s position as the leading mobile operator in Switzerland.  Swisscom Mobile has more than 3.6 million customers which represents about 66% of the Swiss mobile market.  Its customers send around 5 million SMS a day and its 200,000 MMS customers each send three to four picture messages a month.  Vodafone owns 25% of Swisscom Mobile, having acquired the stake on becoming a strategic partner in November 2000.

Peter Bamford, Chief Marketing Officer, Vodafone said: “It’s exciting to see Vodafone live! from Swisscom Mobile being launched into Switzerland.  Today’s launch demonstrates the broad appeal of Vodafone’s approach to consumer services — make it simple and make it relevant.  It also shows how Vodafone and its associates are working together ever more closely to provide customers with the best in mobile services.”

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Jon Earl

Janine Young

Emma Conlon

Tel:  +44 (0) 1635 673310

www.vodafone.com

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

24 November 2003

PROXIMUS TO OFFER VODAFONE SERVICES - INCLUDING VODAFONE LIVE!

Proximus, the leading mobile operator in Belgium and a Vodafone associate, and Vodafone, the world’s largest mobile community, today announce that they will be reinforcing their existing co-operation by introducing Vodafone’s international services in the Belgian market, as well as increasing operational synergies.

Vodafone and its partners’ customers will be able to enjoy seamless access to Vodafone’s international mobile services while travelling in Belgium and Proximus’ customers will be able to benefit from services such as Vodafone Eurocall, Assisted Roaming, Pre-paid Roaming and GPRS Roaming.  Dual Proximus-Vodafone branding will be used in the communication of these services at entry points into Belgium.

Proximus will also launch Vodafone live! in Belgium during 2004, under licence from Vodafone.  Now available in 15* countries, Vodafone live! enables customers to use picture messaging, download polyphonic ringtones and colour games, and browse leading branded entertainment from the latest camera phones through an easy to use, icon driven menu.   Launched in October 2002, Vodafone live! now has more than 3 million customers.  The Vodafone live! offering in Belgium will include current Proximus Interactive local content.

In addition to the rollout of new products and services, Vodafone and Proximus will increase their co-operation in the development of operational synergies in procurement including IT and best practice sharing.

Peter Bamford, Chief Marketing Officer, Vodafone, said:

“Our growing relationship with Proximus will bring enhanced services to Vodafone customers while roaming in Belgium and will enable both companies to continue to realise further benefits from Vodafone’s unique footprint and scale.  The introduction of Vodafone live! in Belgium next year, demonstrates that through working together we can provide customers with the best in mobile services.”

Philippe Vander Putten, Chief Executive Officer, Proximus, said:

“Ten years after having introduced mobile phone technology in Belgium, Proximus now enters into a new phase of its development. We are confident this reinforced co-operation with the leading global mobile player will strengthen Proximus’ leadership and differentiation in the Belgian market, offering our customers the best combination of global assets and local expertise.”

The partners expect that this closer co-operation will enhance Proximus’ competitiveness, with new and exciting mobile services being introduced to customers in Belgium.

- ends -

Notes to Editors

Vodafone Group has a 25% shareholding in Proximus, the remaining 75% shareholding is held by Belgacom.

*                      Launched in October 2002, Vodafone live! is now offered in 15 markets - Australia, Egypt, France, Germany, Greece, Hungary, Ireland, Italy, the Netherlands, New Zealand, Portugal, Spain, Sweden, Switzerland and the UK.

For more information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Jon Earl

Janine Young

Emma Conlon

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

STOCK EXCHANGE ANNOUNCEMENT

Announced at 10:14 hrs

17 November 2003

RNS No:  1282S

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 14 November by Mourant ECS Trustees Limited that on 12 November 2003 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 126p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	200
Mr J M Horn-Smith	198
Mr K J Hydon	198

Stephen Scott

Group General Counsel and Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 15:52 hrs

19 November 2003

RNS No:  2661S

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that today Kenneth John Hydon, a director of the Company, exercised an option granted to him in July 1997 under the terms of the Vodafone Group Plc Share Option Scheme (a share scheme not approved by the Inland Revenue) over 522,000 ordinary shares of US$0.10 each in the capital of the Company at an exercise price of 58.7p per share.  Subsequently, 429,050 of the shares were sold at a price of 131.75p per share primarily to satisfy the costs of and the tax liability arising on the exercise of the option.

As a result of this transaction, Mr Hydon has an increased interest, excluding unexercised share options and incentive shares, of 2,224,263 shares in the Company.

Stephen Scott

Group General Counsel and Company Secretary

Announced at  16:13 hrs

24 November 2003

RNS No:  4337S

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 21 November 2003 by Mourant & Co. Trustees Limited, trustee of the Vodafone Group Employee Trust, that on 21 November 2003 as a result of dividend reinvestments by the trustee the following directors acquired an interest in the following number of ordinary shares of US$.10 each in the Company at the price of 131.75p per share pursuant to their participation in the Vodafone Group Short Term Incentive Plan and the Vodafone Group Long Term Incentive Plan:

No of shares
Peter Richard Bamford	324
Julian Michael Horn-Smith	3,563
Kenneth John Hydon	3,563

Philip Howie
Deputy Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 2 December 2003

RNS No:  7225S

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Further to its announcement on 18 November 2003 in which Vodafone Group Plc (“Vodafone”) announced its allocation of £2.5 billion to a share repurchase programme, Vodafone announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	1 December 2003

Number of ordinary shares purchased:	25,000,000

Highest purchase price paid per share:	137.75p

Lowest purchase price paid per share:	135.00p

Volume weighted average price per share:	136.3485p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 25,000,000 of its ordinary shares in treasury and has 68,193,177,820 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Philip Howie
Deputy Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 3 December 2003

RNS No:  7883S

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Further to its announcement on 18 November 2003 in which Vodafone Group Plc (“Vodafone”) announced its allocation of £2.5 billion to a share repurchase programme, Vodafone announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	2 December 2003

Number of ordinary shares purchased:	30,000,000

Highest purchase price paid per share:	139.5p

Lowest purchase price paid per share:	136.75p

Volume weighted average price per share:	137.9958p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 55,000,000 of its ordinary shares in treasury and has 68,163,430,051 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Stephen Scott
Group General Counsel and Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 4 December 2003

RNS No:  64375

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Further to its announcement on 18 November 2003 in which Vodafone Group Plc (“Vodafone”) announced its allocation of £2.5 billion to a share repurchase programme, Vodafone announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	3 December 2003

Number of ordinary shares purchased:	20,000,000

Highest purchase price paid per share:	137p

Lowest purchase price paid per share:	136p

Volume weighted average price per share:	137.5688p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 75,000,000 of its ordinary shares in treasury and has 68,143,672,704 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Philip Howie
Deputy Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 12, 2003	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary